UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

CHINA BOTANIC PHARMACEUTICAL INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

16890Y104
(CUSIP Number)

Li Shaoming
11th Floor, Changjiang International Building, No. 28, Changjiang Road,
Nangang District, Harbin, Heilongjiang Province, P.R. China 150090
86-451-5762-03787
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890Y104
1.
Names of Reporting Persons ............................................................................................................... Celebrate Fortune Company Ltd.
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ... □

(b) ... □

3	SEC Use Only
4.	Source of Funds (See Instructions) ...................................................................................................................................................... OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ................................................................. N/A
6.	Citizenship or Place of Organization ...................................................................................................................................................... BVI
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ................................................................................................................................................................................. 0
8. Shared Voting Power .......................................................................................................................................................... 17,850,000
9. Sole Dispositive Power ......................................................................................................................................................................... 0
10. Shared Dispositive Power ................................................................................................................................................. 17,850,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person.................................................................................... 17,850,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ............................................................... □
13.	Percent of Class Represented by Amount in Row (11) .............................................................................................................. 47.93%
14.

Type of Reporting Person (See Instructions)
 ...  CO

CUSIP No. 16890Y104
1.
Names of Reporting Persons ......................................................................................................................................... Li Shaoming
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...  □

(b) ...  □

3	SEC Use Only
4.	Source of Funds (See Instructions) ............................................................................................................................................ OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........................................................ N/A
6.	Citizenship or Place of Organization ........................................................................................................................................ China
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ...................................................................................................................................................................... 0
8. Shared Voting Power ............................................................................................................................................... 17,850,000
9. Sole Dispositive Power .............................................................................................................................................................. 0
10. Shared Dispositive Power ...................................................................................................................................... 17,850,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person......................................................................... 17,850,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .................................................... □
13.	Percent of Class Represented by Amount in Row (11) ................................................................................................... 47.93%
14.

Type of Reporting Person (See Instructions)
 ...   IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Joint Statement on Schedule 13D relates to shares of common stock, $0.001 par value (the “Shares”) of China Botanic Pharmaceutical Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 11th Floor, Changjiang International Building, No. 28, Changjiang Road, Nangang District, Harbin, Heilongjiang Province, P.R. China 150090.

Item 2.  Identity and Background

The persons listed in Numbers 1 through 2, below, are the persons filing this Joint Statement.

1.	Celebrate Fortune Company Ltd.

(a)	Celebrate Fortune Company Ltd. is a corporation organized under the laws of the British Virgin Islands (the “Company”).

(b)	The Company’s principal office is located at P.O. Box. 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(d)	Within the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Li Shaoming.

(a)	Li Shaoming, an individual.

(b)	Mr. Li’s address is 11th Floor, Changjiang International Building, No. 28, Changjiang Road, Nangang District, Harbin, Heilongjiang Province, P.R. China 150090.

(c)	Mr. Li is the Director, President, Chief Executive Officer and sole Shareholder of the Company. Mr. Li is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer.

(d)	Within the last five years, Mr. Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Li is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration

The Company acquired the Shares (described in Item 3 above) in connection with the September 7, 2006 closing of the share exchange (the “Share Exchange”) pursuant to the terms of that certain Share Exchange Agreement, dated August 28, 2006, by and between the Issuer and Harbin Renhuang Pharmaceutical Company Limited, a corporation incorporated under the laws of the British Virgin Islands, (“BVI”) (the “Share Exchange Agreement”).  Pursuant to the Share Exchange, the Issuer acquired all of the outstanding capital stock of BVI (“BVI Shares”) in exchange for issuing 29,750,000 unregistered and restricted shares of the Issuer’s common stock, par value $0.001 per share (“Exchange Shares”) to BVI’s stockholders, one of which was the Company.  The Company received a total of 17,850,000 shares of the Issuer’s common stock, which amounted to 51% of the Issuer’s common stock then-outstanding (as of September 7, 2006) in exchange for the Company’s transfer of 6,000 of its BVI Shares to the Issuer, which represented 60% of the outstanding BVI Shares. Accordingly, the Share Exchange represented a change in control of the Issuer.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2006 and is incorporated herein by reference.

Item 4.  Purpose of the Transaction

The Reporting Persons acquired the Shares for investment purposes and to effect the Share Exchange.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Company beneficially owns an aggregate of 17,850,000 Shares.  Mr. Li, by virtue of his ownership and control of the Company, is deemed to beneficially own the 17,850,000 Shares that are directly owned by the Company.  Ownership of the 17,850,000 Shares represents 47.93% of such outstanding class of the Issuer’s securities.  The percentage calculation is based upon 37,239,536 outstanding shares of the Issuer’s common stock on September 2, 2010, as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 6, 2010.

(b)
For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company and Mr. Li are deemed to possess shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 17,850,000 Shares.

(c)	Except as described herein, the Reporting Persons have not acquired or disposed of any Shares during the past 60 days.

(d)
The Reporting Persons do not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except with regard to the Share Exchange Agreement and as otherwise disclosed in Item 3, the Reporting Persons have no other contracts, arrangements, understandings or relationship with respect to securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Share Exchange Agreement(1)
Exhibit B – Joint Filing Agreement*

*           Attached herewith.
(1)	Incorporated by reference as Exhibit 10.01 to the Issuer’s Current on Form 8-K filed August 29, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELEBRATE FORTUNE COMPANY LTD.

 /s/ Li Shaoming
Name: Li Shaoming
Title: CEO and President

Date: January 11, 2011

LI SHAOMING

 /s/ Li Shaoming
Name: Li Shaoming

Date: January 11, 2011

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.001 par value, of China Botanic Pharmaceutical Inc. and further agree that this agreement is to be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of January, 2011.

CELEBRATE FORTUNE COMPANY LTD.

 /s/ Li Shaoming
Name: Li Shaoming
Title: CEO and President

Date: January 11, 2011

LI SHAOMING

 Li Shaoming
Name: Li Shaoming

Date: January 11, 2011